Response Biomedical Closes $3 Million Private Placement

Vancouver, British Columbia, July 8, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced that it has received gross proceeds of $3,000,000 and closed the non-brokered private placement announced on June 18, 2004.

The private placement, subscribed in full by Mr. Othmar Iseli of Switzerland, consisted of 3,750,000 units at a price of $0.80 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant with a four-month hold period expiring on October 21, 2004. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.15 per share for a period of 24 months from the closing date of the private placement. In connection with the financing, the Company paid a finder’s fee of 6.67 percent to Remaco Merger AG of Basel, Switzerland.

“With an improved balance sheet, the Company expects to maintain significant revenue growth from increasing sales of our current RAMP product lines, while expediting new product development opportunities in clinical infectious disease testing and food safety applications, including rapid tests for mycotoxins and BSE,” says Bill Radvak, President and CEO. “On behalf of the Company and its shareholders, I would like to acknowledge Mr. Iseli’s considerable support and confidence in the long-term commercial potential for the RAMP System.”

Capital raised from the private placement will also be applied to enhance manufacturing scale-up and accelerate the development program of the next generation MiniRAMP System.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States. The common shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com